Exhibit 12.1
The TJX Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	13 Weeks
	Ended	— Fiscal Year Ended —
	5/2/2009	1/31/2009	1/26/2008	1/27/2007	1/28/2006	1/29/2005

Income from continuing operations:	$209.2	$914.9	$782.4	$787.2	$706.7	$620.8

Add Back:
Taxes	130.0	536.0	477.7	477.0	329.7	386.2
Interest expense	8.9	36.5	39.1	39.2	39.0	33.5
Interest portion of rent expense	85.6	281.0	262.7	244.9	226.4	208.4

A) Income before taxes and fixed charges	$433.7	$1,768.4	$1,561.9	$1,548.3	$1,301.8	$1,248.9

Fixed charges

Capitalized Interest	$0.2	$1.6	$0.8	—	—	—
Interest expense	8.9	36.5	39.1	39.2	39.0	33.5
Interest portion of rent expense	85.6	281.0	262.7	244.9	226.4	208.4

B) Fixed charges	$94.7	$319.1	$302.6	$284.1	$265.4	$241.9

Ratio of earnings to fixed charges (A/B)	4.58X	5.54X	5.16X	5.45X	4.90X	5.16X